Mail Stop 6010

February 20, 2007

Mr. Ron Lipstein
Chief Executive Officer
Ortec International, Inc.
3960 Broadway
New York, NY   10032

      Re: **Ortec International, Inc.**
            Form 10-KSB for the year ended December 31, 2005
            Filed April 17, 2006
            Form 10-QSB/A for the period ended June 30, 2006
            File No. 0-27368

Dear Mr. Lipstein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1.   We note your Item 4.02 Form 8-K dated December 26, 2006. Please note we may have additional comment upon reviewing your restated financial statements.

Note 10 – Equity Transactions, page F-19

2005 Convertible Promissory Note Financing, page F-25

2.   We note your response to prior comment 8. We note that you will be restating your previous financial statements to reclassify the value of the warrants issued in connection with the financing as a debt discount rather than a deemed dividend. Please further clarify for us how this reclassification will impact the loss on the settlement of the promissory notes recorded as a result of your October 2005 private placement.

Form 10-QSB/A for the period ended June 30, 2006

Note 2 – Restatement of Financial Statements, page 12

3.   Please refer to prior comment 13. We note your reference to Section B of Item 3 in Form 8-K as the basis for not filing an Item 4.02 Form 8-K for the restatement of your June 30, 2006 financial statements. However, we note that the disclosure in the Form 10-QSB/A does not contain the disclosures required by Item 4.02(a)(1) and (3) of the Form 8-K. We continue to request that you file an Item 4.02 Form 8-K with respect to this restatement. Alternatively, please explain to us why you believe the information provided in the Form 10-QSB/A as of June 30, 2006 is substantially the same information as required by this form.

Note 8 – Financing Transaction, page 17

Cambrex Suite Deal II, page 17

4.   We note your response to prior comment 14. You state that as a result of the registration rights, you concluded the shares should be recorded as temporary equity in accordance with EITF Topic D-98 and EITF 00-19 (paragraphs 14-18). Please explain to us why you believe these shares are within the scope of both EITF 00-19 and EITF Topic D-98. In this regard, please note the guidance of EITF 00-19 applies only to freestanding derivative financial instruments and does not address the accounting for contracts that are issued to acquire goods and services from nonemployees when performance has not yet occurred. Refer to paragraph 3 of EITF 00-19. In addition, please note the guidance in paragraph 2 of EITF Topic D-98 which refers to this guidance applying to securities classified as equity in accordance with EITF 00-19. If you continue to believe these

shares are within the scope of EITF 00-19 and EITF Topic D-98, please address the following:

- Provide us with your detailed analysis of paragraphs 14-18 of EITF 00-19. In this regard, explain why you concluded that the shares should be classified as equity based on the guidance of EITF 00-19.
- If you did not conclude that the shares should be classified as equity based on the guidance of EITF 00-19, explain to us why you believe it is appropriate to analyze the shares under EITF Topic D-98.
- Provide us with your detailed analysis of EITF Topic D-98. Clearly explain the redemption feature that you have identified with respect to these shares.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief